Criteo S.A.
32 rue Blanche
75009 Paris, France

November 3, 2016

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re: Criteo S.A.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36153

Dear Mr. Spirgel:

Criteo S.A. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 20, 2016 with respect to the above-referenced Form 10-K (the “Form 10-K”). For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 17. Nature of Expenses Allocated to Cost of Revenue, page F-38

1. We note your response to prior comment four. Specifically, you stated that none of your R&D employees are solely dedicated to revenue-generating activities and that the Technical Solutions Business Intelligence and Creative Services teams are not directly related to revenue generating activities. Please confirm to us that time spent (if any) by your R&D employees and Technical Solutions Business Intelligence and Creative Services teams that are attributable to revenue-generating activities, including customization of the Criteo Engine capabilities for certain clients, are not material.

The Company respectfully acknowledges the Staff’s comment. To clarify our response to prior comment four, none of our R&D employees’ time is dedicated to revenue-generating activities. Rather, our R&D employees devote their time almost exclusively to developing the Company’s standardized platform. There are rare occasions where the R&D employees spend time enhancing the Criteo Engine to solve technical issues that arise out of, or to implement features to respond to, a particular client’s needs; however, such enhancements are not a customization of the Criteo Engine but instead are implemented across the Company’s standardized platform and made available for the benefit of all clients. Any such enhancements are made available at no additional cost to any client.
In our response, we also stated that the Technical Solutions, Business Intelligence and Creative Services teams are “not directly related” to revenue-generating activities because of the nature of activities they perform. These teams, which are part of the Sales and Operations organization, support the commercial team in providing advanced knowledge of the Company’s global solution, preparing technical performance reports and analyzing technical issues of the Company’s standardized platform and operating the creative component of the Company’s standardized platform with no additional customization for, or charge to, any client.
Based upon the foregoing, the time spent of our R&D, Technical Solutions, Business Intelligence and Creative Services teams that could be considered as attributable to revenue-generating activities is not material.

If the Staff has any additional questions or comments, kindly contact the Company’s General Counsel, Nicole Kelsey, at +33 (0) 1 75 87 41 68, or the undersigned at + 33 (0) 1 76 21 22 05.

Sincerely,

By:	/s/ Benoit Fouilland
Name:	Benoit Fouilland
Title:	Chief Financial Officer